Exhibit (h)(133)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, by and between Ivy Distributors, Inc. (“IDI”) and Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), and Ivy Funds, on behalf of its series designated Ivy Bond Fund and Ivy Government Securities Fund, (collectively, the “Fund”).

WHEREAS, Ivy Funds, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and each Fund is a series of Ivy Funds;

WHEREAS, Ivy Funds and IDI and/or WISC have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of each Fund at a level below the level to which each Fund may normally be subject; and

WHEREAS, Ivy Funds, on behalf of each Fund, IDI and WISC previously entered into an Expense Reimbursement Agreement whose terms are identical to the below, except for the applicable period of the reimbursement, and IDI and WISC now wish to extend that period of reimbursement, cause this agreement to replace the prior agreement and to terminate that prior agreement in accordance with its terms.

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1	Applicable Reimbursement Level and Term of Reimbursement. For the period from July 5, 2017 through January 31, 2019, to the extent that the total annual ordinary fund operating expenses of Class Y shares of a Fund exceeds the total annual ordinary fund operating expenses of the Class A shares of such Fund, IDI and/or WISC agrees to reimburse sufficient Rule 12b-1 fees and/or shareholder servicing fees to ensure that the total annual ordinary fund operating expenses of such Class Y shares do not exceed the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any) of the Class A shares of the Fund, as calculated at the end of each month (the “Reimbursement Amount”).

1.2	Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, a Fund may offset the appropriate Reimbursement Amount against the Rule 12b-1 fees and/or shareholder servicing fees payable under the Rule 12b-1 Plan and/or the Shareholder Servicing Agreement. Alternatively, the Reimbursement Amount shall be paid directly by IDI and/or WISC. Such offset shall be taken, or such direct payment shall be paid, two times per year within 30 days following the date of the Fund’s applicable semi-annual or annual reporting period.

2.	Termination and Effectiveness of Agreement.

2.1	Termination. This Agreement shall terminate upon termination of a Fund’s Rule 12b-1 Plan and/or the Shareholder Servicing Agreement or on January 31, 2019, whichever comes first. This Agreement may be terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the 1940 Act.

2.2	Effectiveness. This Agreement shall be effective July 5, 2017.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2	Interpretation. Nothing contained herein shall be deemed to require Ivy Funds or a Fund to take any action contrary to the Ivy Funds Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of Ivy Funds of its responsibility for and control of the conduct of the affairs of Ivy Funds or the Fund.

3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Rule 12b-1 Plan and/or shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the Rule 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Rule 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of May 17, 2017.

IVY FUNDS

By:	/s/ Wendy J. Hills
Wendy J. Hills, Vice President

IVY DISTRIBUTORS, INC.

By:	/s/ Thomas W. Butch
Thomas W. Butch, President

WADDELL & REED SERVICES COMPANY

By:	/s/ Brent K. Bloss
Brent K. Bloss, Senior Vice President